================================================================================

    As filed with the Securities and Exchange Commission on October 10, 1995

                                                      Registration No. 33-61917


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               AMENDMENT NO. 1 TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ROYCE LABORATORIES, INC.
                            ------------------------
             (Exact name of registrant as specified in its charter)

                                    Florida
          ------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)

                                   59-2202295
                    ---------------------------------------
                    (I.R.S. Employer Identification Number)

                             5350 N.W. 165th Street
                              Miami, Florida 33014
                           Telephone: (305) 624-1500
               -------------------------------------------------
              (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)

                               Patrick J. McEnany
                     President and Chief Executive Officer
                            Royce Laboratories, Inc.
                             5350 N.W. 165th Street
                              Miami, Florida 33014
                           Telephone: (305) 624-1500
              ---------------------------------------------------
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:


                            Philip B. Schwartz, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                              One Brickell Square
                        801 Brickell Avenue, 24th Floor
                              Miami, Florida 33131
                           Telephone: (305) 374-5600


Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
================================================================================

                             -------------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A), OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

                             -------------------

                        CALCULATION OF REGISTRATION FEE

====================================================================================================================================


                                                                                    Proposed         Proposed
                                                                                     Maximum          Maximum
                                                                  Amount         Offering Price      Aggregate         Amount of
                                                                  Being           Per Security       Offering         Registration
    Title of Each Class of Securities Being Registered          Registered                             Price              Fee
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(1)...........................................       833,333             $7.625         6,354,164.10        2,190.92
Common Stock issuable upon exercise of the Warrants(2)           833,333              6.50          5,416,664.50        1,867.67

Common Stock issuable upon exercise of the Placement
Agent Warrant(3)..........................................        83,333              6.00            499,998.00          172.40
Common Stock(4)...........................................         6,882             $8.6875           59,787.38           20.62
Common Stock issuable upon exercise of the
Davis Option(5)...........................................         6,667             $5.8125           38,751.94           13.37

------------------------------------------------------------------------------------------------------------------------------------
Total Registration Fee....................................                                                             $4,264.98(6)
====================================================================================================================================


------------------

(1) These shares are being registered on behalf of certain selling shareholders of the Company pursuant to the Company's registration obligations owed to such shareholders. See "Selling Shareholders." The Proposed Maximum Offering Price for these shares is estimated solely for the purpose of calculating the registration fee pursuant to Rule 457, based on average of the bid and ask closing price of the Company's Common Stock on August 15, 1995.

(2) Represents shares of Common Stock issuable to certain selling shareholders of the Company. These shares are being registered pursuant to the Company's registration obligations owed to such shareholders. See
      "Selling Shareholders." Each Warrant is exercisable at $6.50 per share. See "Description of the Warrants."

(3) Represents shares of Common Stock issuable to Gruntal and Co. Incorporated upon the exercise of outstanding common stock purchase warrants. Such warrants are exercisable at $6.00 per share. See "Description of Securities Registered - Placement Agent Warrant."


(4) Represents shares of Common Stock issued to Sheldon Davis Associates, Inc. ("Davis") pursuant to a settlement between Davis and the Company. The Proposed Maximum Offering Price for these shares is estimated solely for the purpose of calculating the registration fee pursuant to Rule 457, based on average of the bid and ask closing price of the Company's Common Stock on September 28, 1995.

(5) Represents shares of Common Stock issuable to Davis upon the exercise of outstanding options. Such options are exercisable at $5.8125 per share. See "Description of Securities Registered -- Davis Option."

(6) A registration fee of $4,230.99 was paid upon the initial filing of this Registration Statement; therefore, $33.99 is payable in connection with the filing of this Amendment No. 1.



                            ROYCE LABORATORIES, INC.
                             CROSS-REFERENCE SHEET

      REGISTRATION STATEMENT                             CAPTION OR
     ITEM NUMBER AND CAPTION                       LOCATION IN PROSPECTUS

1.  Forepart of Registration Statement and      Front Cover Page
    Outside Front Cover Page of Prospectus


2.  Inside Front and Outside Back Cover Pages   Inside Front and Outside Back
    of Prospectus                               Cover Pages of Prospectus

3.  Summary Information, Risk Factors and       Prospectus Summary; Risk Factors
    Ratio of Earnings to Fixed Charges

4.  Use of Proceeds                             Use of Proceeds

5.  Determination of Offering Price             Not Applicable

6.  Dilution                                    Not Applicable

7.  Selling Security-Holders                    Selling Shareholders; Plan of
                                                Distribution

8.  Plan of Distribution                        Front Cover Page; Selling
                                                Shareholders; Plan of
                                                Distribution

9.  Description of Securities to be Registered  Description of Securities
                                                Registered

10. Interests of Named Experts and Counsel      Experts; Legal Matters

11. Material Changes                            Not Applicable

12. Incorporation of Certain Information by     Incorporation of Certain
    Reference                                   Documents by Reference

13. Disclosure of Commission Position on        Not Applicable
    Indemnification for Securities Act
    Liabilities

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                 PRELIMINARY PROSPECTUS, DATED OCTOBER 10, 1995


                            ROYCE LABORATORIES, INC.
                                  COMMON STOCK

         Royce Laboratories, Inc. (the "Company") hereby registers 833,333 shares (the "Shares") of its common stock, $.005 par value (the "Common Stock"), for the account of certain selling shareholders. The Shares were issued in a private placement which was completed on July 21, 1995 (the "Private Placement"). See "Description of Securities - Private Placement." The Company is also registering up to 833,333 shares of its Common Stock issuable upon the exercise of warrants (the "Warrants") owned by the selling shareholders. The Warrants were also issued in the Private Placement. See "Description of the Warrants" for a description of the terms of the Warrants. Additionally, the Company is registering up to 83,333 shares of its Common Stock issuable upon the exercise of a warrant (the "Placement Agent Warrant") owned by Gruntal & Co., Incorporated ("Gruntal"). Gruntal received the Placement Agent Warrant as part of its compensation for acting as the Placement Agent in the Private Placement. See "Description of Securities Registered - Placement Agent Warrant" for a description of the terms of the Placement Agent Warrant.


         The Company is also hereby registering 6,882 shares (the "Davis Shares") of its Common Stock for the account of Sheldon Davis Associates, Inc. ("Davis") and 6,666 shares of its Common Stock issuable upon the exercise of options owned by Davis (the "Davis Options"). Davis received the Davis Shares and the Davis Options pursuant to a settlement of litigation between Davis and the Company. See "Description of Securities Registered - Davis Options."

         The holders of the Shares, the Warrants, the Placement Agent Warrant, the Davis Shares and the Davis Options (with respect to the shares of common stock underlying the Warrants and the Placement Agent Warrant and the Davis Options) may sell the shares of Common Stock registered hereby from time to time in the public market. See "Plan of Distribution." The Company will receive the proceeds from the exercise of the Davis Options, the Warrants and the Placement Agent Warrant (if it is exercised for cash), but will not receive any proceeds from the sale by the Selling Shareholders, Gruntal or Davis of the shares of Common Stock offered hereby. The holder of the Placement Agent Warrant has the right at any time and from time to time to exercise the Placement Agent Warrant in whole or in part by surrendering the Placement Agent Warrant Certificate in exchange for the number of shares of Common Stock equal to (x) the number of shares as to which the Placement Agent Warrants are being exercised multiplied by (y) a fraction, the numerator of which is the Market Price (as defined in the Placement Agent Warrant) of the Common Stock at the date of exercise less the Exercise Price and the denominator of which is such Market Price. The Selling Shareholders will not bear any of the expenses related to this registration. The Company is obligated to register the Shares and the shares of Common Stock underlying the Warrants pursuant to the terms of the purchase agreements (collectively, the "Purchase Agreement") between the Company and the purchasers of the Shares and the Warrants and by the terms of the Placement Agent Warrant.

         For all purposes hereunder, the registered holders of the Shares and the Warrants, Davis and Gruntal may sometimes be collectively referred to herein as the "Selling Shareholders" and the Shares, the Davis Shares and the shares of Common Stock underlying the Warrants, the Davis Options and the Placement Agent Warrant may sometimes be collectively referred to herein as the "Registered Securities."

         The Common Stock is quoted on the automated quotation system of the National Association of Securities Dealers, Inc. ("NASDAQ") under the symbol "RLAB." On September 28, 1995, the average of the bid and ask closing prices of the Common Stock was $8.6875 per share.

         AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE DISCUSSION UNDER "RISK FACTORS."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is ___________, 1995

                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C., and at its following regional offices: Suite 788, 1375 Peachtree St. N.E., Atlanta, Georgia 30367; Suite 1400, 500 West Madison Street, Chicago, Illinois; and 7 World Trade Center, New York, New York. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

         The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Act") with respect to the securities being offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information about the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits filed as a part thereof. The statements contained in this Prospectus as to the contents of any contract or other document identified as exhibits in this Prospectus are not necessarily complete and, in each instance, reference is made to a copy of such contract or document filed as an exhibit to the Registration Statement, each statement being qualified in any and all respects by such reference. The Registration Statement, including exhibits, may be inspected without charge at the principal reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained upon payment of fees prescribed by the Commission from the Public Reference Section of the Commission at its principal office in Washington, D.C. set forth above.

         The Company's Common Stock is quoted on NASDAQ under the symbol "RLAB." All of the reports required to be filed by the Company with NASDAQ and other information concerning the Company can be inspected at 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents filed with the Commission are hereby incorporated by reference in this Prospectus: (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1994, as amended, (2) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, (3) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 and
(4) the Company's Proxy Statement dated June 7, 1995, for use at the Company's 1995 Annual Meeting of Shareholders. Each document filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus but prior to the termination of this offering to which this Prospectus relates, shall be deemed to be incorporated by reference in this Prospectus and made a part of this Prospectus from the date any such document is filed. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents described above, other than exhibits to such documents (unless such exhibits have been specifically incorporated by reference therein). Requests for such copies should be directed to Robert E. Band, Vice President - Finance, at the principal executive offices of the Company at 5350 N.W. 165th Street, Miami, Florida 33014, telephone (305) 624-1500.

                               PROSPECTUS SUMMARY

        THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE DETAILED INFORMATION, FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS. EACH INVESTOR IS URGED TO READ THIS PROSPECTUS IN ITS ENTIRETY. UNLESS THE CONTEXT OTHERWISE REQUIRES, ALL INFORMATION IN THIS PROSPECTUS (I) HAS BEEN ADJUSTED TO REFLECT A ONE-FOR-THREE REVERSE STOCK SPLIT OF THE OUTSTANDING COMMON STOCK WHICH BECAME EFFECTIVE ON DECEMBER 23, 1993, AND
(II) ASSUMES NO EXERCISE OF ANY OUTSTANDING OPTIONS OR WARRANTS.

        INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER THE HEADING "RISK FACTORS."

                                  THE COMPANY

        The Company develops, manufactures and markets generic prescription and over-the-counter drugs in solid dosage form (tablets and capsules). Tablets and capsules comprise the largest portion of the prescription pharmaceutical market. As of the date of this Prospectus, the Company manufactures and markets the following generic pharmaceutical products:

                                                   BRAND NAME
PRODUCT NAME                                       EQUIVALENT                        USE
------------                                       ----------                        ---
Chlorzoxazone                           Parafon Forte(Registered trademark)     Muscle relaxant

Doxepin Hydrochloride                   Sinequan(Registered trademark)          Tranquilizer

Yohimbine Hydrochloride                 Yocon(Registered trademark)             Sympathicolytic
                                                                                and mydriatic

Perphenazine and Amitriptyline          Triavil(Registered trademark)           Anti-depressant
 Hydrochloride

Amiloride Hydrochloride and             Moduretic(Registered trademark)         Anti-hypertensive
 Hydrochlorothiazide

Lorazepam                               Ativan(Registered trademark)            Tranquilizer

Baclofen                                Lioresal(Registered trademark)          Muscle relaxant

Hydroxyzine Hydrochloride               Atarax(Registered trademark)            Tranquilizer

Cyclobenzaprine Hydrochloride           Flexeril(Registered trademark)          Muscle relaxant

Pindolol                                Visken(Registered trademark)            Anti-hypertensive

Quinine Sulfate                         none                                    Anti-malarial


         The Company has filed abbreviated new drug applications ("ANDAs") with the Food and Drug Administration ("FDA") for ten additional products in 18 dosage strengths. Since January 1994, the FDA has approved the Company's ANDAs for six generic prescription drugs and has also tentatively approved the Company's ANDA for a seventh generic prescription drug. The Company's ANDA for Piroxicam was approved in September 1995 and the Company expects to commence distribution of this product during the fourth quarter of 1995. The Company currently has approximately 20 products under development and expects to file ANDAs for approximately 10 to 12 products over the next 12 months.


         Generic drugs are the chemical and therapeutic equivalents of brand-name drugs for which patents and/or marketing exclusivity rights have expired. Although subject to the same standards for safety and effectiveness as their brand name equivalents, generic drugs are typically sold under their chemical names, typically at prices substantially below their brand name equivalents. The Company believes that the market for generic pharmaceuticals has grown and will continue to grow because of various factors, including the aging of the U.S. population, continuing efforts to contain health care costs by governmental agencies, health care institutions and third party payors, and the increasing awareness and acceptance of generic drugs by physicians, pharmacists and consumers.

         The Company's objective is to increase the number of products offered while being an efficient, low cost manufacturer of generic pharmaceuticals. The Company's product development strategy is to focus on selected niche products, as well as on drugs such as Captopril, whose brand name equivalents have U.S. sales of over $100 million. The Company has identified a number of products which it believes offer growth opportunities, such as drugs having a controlled substance as one of their active ingredients, certain overlooked products and selected drugs with difficult-to-develop formulations. The Company sells its products primarily to drug wholesalers, generic drug distributors, retail buying groups, managed care organizations and drug chains. The Company believes that its willingness to manufacture products under a customer's private label provides an additional opportunity for growth since many of the larger generic drug companies do not manufacture private label products. The Company believes it has an efficient manufacturing facility and that it will realize significant operating leverage as its sales volume increases.

         The Company maintains its executive offices at 5350 N.W. 165th Street, Miami, Florida 33014. Its telephone number is (305) 624-1500.

                              RECENT DEVELOPMENTS

         In March 1995, the Company received a tentative approval from the FDA of the Company's ANDA for Captopril (a generic version of Capoten(Registered trademark)), an anti-hypertensive drug. In order to market Captopril, the Company must receive final approval of its ANDA, which will not be granted until the expiration of patent protection for Capoten(Registered trademark) and is subject to the Company remaining in substantial compliance with current good manufacturing practices. During 1994, sales of Capoten(Registered trademark) in the United States were approximately $581 million.




         Under the recently adopted General Agreement on Tariffs and Trade ("GATT") treaty implementing legislation, patent protection for Capoten(Registered trademark) was extended from August 8, 1995 until February 13, 1996. However, on June 26, 1995, the Company asserted in a certification filed with the FDA that under GATT, the Company should have the right to market Captopril after August 8, 1995, subject to the Company's possible obligation to pay "equitable remuneration" to Bristol-Myers Squibb Company, Inc. and E.R. Squibb & Sons, Inc. (collectively, "Bristol-Myers") during the period between August 8, 1995 and February 13, 1996 (the "Delta Period"). Bristol-Myers holds the patent for Capoten. On August 4, 1995, the Company was sued by Bristol-Myers for patent infringement relating to Captopril. The suit was brought in the U.S. District Court for the Southern District of Florida (the "District Court") (Case No. 95-1682). This lawsuit was filed by Bristol-Myers in response to the filing of the certification by the Company.

         On August 11, 1995, the Company filed an emergency motion with the District Court seeking to dismiss Bristol-Myers' complaint and to set aside the statutory injunction (the "Injunction") (which arises automatically under the Drug Price Competition and Patent Term Restoration Act of 1984) upon the filing of an infringement action. The Injunction prohibits the FDA from approving the Company's ANDA for the product in question until the issue of infringement is resolved by the District Court.

         On August 24, 1995, the District Court ruled on the Company's emergency motion. The District Court stated in its order (the "Order") that under the GATT treaty, the Company's manufacture, use or sale of Captopril during the Delta Period will not infringe upon Bristol-Myers' patent for Capoten(Registered trademark). Based upon this determination, the District Court granted the Company's Emergency Motion to set aside the Injunction, ruling that the "Injunction prohibiting the FDA from approving [the Company's] ANDA is dissolved." The District Court further dismissed Bristol-Myers' complaint for patent infringement. However, the District Court denied the Company's request that the District Court order an immediate effective date of the Company's ANDA for Captopril, stating that since the Inunction has now been lifted, the FDA is "free to immediately approve [the Company's] ANDA," but that the Company must receive a final approval letter for this product before it can actually enter the market.

         Bristol-Myers has appealed the Order. The Company is vigorously contesting the appeal. The appeal has been fully briefed and oral argument is scheduled for October 11, 1995. No assurance can be given as to the outcome of the appeal.

         On or about August 24, 1995, the Company advised the FDA of the District Court's Order and requested final approval of its ANDA for Captopril. The FDA has advised the Company that it will delay approval of the Company's ANDA for Captopril during the pendency of Bristol-Myers' appeal of the Order. On September 12, 1995 the Company filed a petition with the U.S. Court of Appeals (the "Court of Appeals") seeking review of the decision by the FDA to delay approval of the Company's ANDA for Captopril and seeking an order from the Court of Appeals directing the FDA to immediately issue a final approval of such ANDA. The appeal is presently being briefed and oral argument is scheduled to be heard by the Court of Appeals on November 16, 1995. No assurance can be given as to the outcome of these proceedings.

         See "Risk Factors - Tentative Approval of Captopril and General Agreement on Tariffs and Trade ("GATT") Treaty."


                                USE OF PROCEEDS

         The Company will receive none of the proceeds from sales of the Registered Securities by the Selling Shareholders. Any proceeds received by the Company upon the exercise of the Warrants and the Placement Agent Warrant will be used for working capital.

                               OUTSTANDING SHARES

         As of August 14, 1995, the following Company securities were outstanding: (i) 12,815,979 shares of Common Stock; and (ii) options and warrants to purchase an additional 3,064,458 shares of Common Stock.

                              PLAN OF DISTRIBUTION

         The distribution of the Common Stock by the Selling Shareholders may be effected from time to time in one or more transactions (which may involve block transactions) in the over-the-counter market, on the National Association of Securities Dealers Automated Quotation System ("NASDAQ"), or any exchange on which the Common Stock may then be listed, in negotiated transactions, through the writing of options on shares (whether such options are listed on an options exchange or otherwise), or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or purchasers of shares for whom they may act as agent (which compensation may be in excess of customary commissions).

         The Selling Shareholders may also sell such shares pursuant to Rule 144 promulgated under the Act, or may pledge shares as collateral for margin accounts and such shares could be resold pursuant to the terms of such accounts. The Selling Shareholders and any broker-dealers that act in connection with the sale of Common Stock might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Act and any commissions received by them and any profit on the resale of the shares might be deemed to be underwriting discounts or commissions under the Act. The Selling Shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Common Stock against certain liabilities, including liabilities arising under the Act.

                             SUMMARY FINANCIAL DATA
              (IN THOUSANDS, EXCEPT PER SHARE DATA AND FOOTNOTES)

         THE SUMMARY FINANCIAL DATA SET FORTH BELOW IS DERIVED FROM THE COMPANY'S FINANCIAL STATEMENTS AND SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND THE NOTES THERETO.


                                                                                                               SIX MONTHS
                                                                                                             ENDED JUNE 30,
                                                          YEARS ENDED DECEMBER 31,                             (UNAUDITED)
                                        --------------------------------------------------------               -----------
                                        1990         1991          1992         1993        1994           1994        1995
                                        ----         ----         -----         ----        ----           ----        ----
OPERATING DATA(1)
-----------------
Net sales............................  $1,504       $1,991         $2,423       $3,519      $6,191         $2,464      $4,157
Gross profit.........................     203          541             25          443       1,561            501       1,261
Research and development.............     132          196            283          305         960            343         668
Selling, general and
   administrative expenses...........     463          665          2,232        2,001       2,189          1,075       1,395
Operating loss.......................    (392)        (320)        (3,060)      (1,887)     (1,605)          (932)       (802)
Other income (expense)...............    (119)          42            162       (2,046)(2)     128             26          55
Net income (loss)....................    (433)          68(3)      (2,898)      (3,933)     (1,477)          (906)       (747)
Net income (loss) per
  common share.......................  $ (.18)      $  .01        $  (.31)     $  (.41)    $  (.14)        $ (.09)     $ (.06)
Weighted average number of
  shares outstanding.................   2,467        7,897          9,321        9,493      10,554          9,840      11,965


                                                                                                         JUNE 30, 1995
                                                                                                          (UNAUDITED)
                                               DECEMBER 31,           DECEMBER 31,                        -----------
                                                   1993                   1994                   ACTUAL               ADJUSTED(4)
                                              --------------         ---------------             ------               -----------
BALANCE SHEET DATA
------------------
Working capital..........................            $2,800                $5,300                $4,347                $8,923
Total assets.............................             4,103                 8,273                 7,116                11,692
Current liabilities......................               638                 1,885                 1,304                 1,304
Long-term debt...........................                 -                    33                   156                   156
Stockholders' equity.....................             3,465                 6,355                 5,656                10,232

------------------
(1) Certain amounts presented in prior years' financial data have been reclassified to conform to current year's presentation.

(2) Includes primarily non-cash charges to earnings, including $1,336,000 in connection with the settlement of the class action and other litigation and $768,000 in connection with the write-off of Piroxicam inventory and related items.

(3)   Includes a gain on settlement of indebtedness of $346,000.

(4) Adjusted to reflect the sale of 833,333 shares of Common Stock in the Private Placement and the application of approximately $4,576,000 of the net proceeds therefrom. See "Description of Securities Registered - Private Placement."

                                      -8-

                                  RISK FACTORS

         AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. THEREFORE, IN EVALUATING THE COMPANY AND ITS BUSINESS PROSPECTS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION SET FORTH ELSEWHERE IN THIS PROSPECTUS BEFORE PURCHASING SHARES OF COMMON STOCK IN THIS OFFERING.

         HISTORY OF LOSSES. The Company has incurred substantial losses over the last few years and had an accumulated deficit of approximately $16.3 million at June 30, 1995. There can be no assurance that the Company will ever become profitable.

         DEPENDENCE ON NEW PRODUCT DEVELOPMENT. The Company's results of operations will depend, to a significant extent, upon its ability to successfully commercialize generic pharmaceutical products. Products must be developed and tested, meet strict regulatory standards, receive requisite regulatory approvals and be manufactured on a cost-effective basis before successful commercialization can be achieved. The development and commercialization process is time consuming and costly. Delays in any part of the process or the inability of the Company to obtain regulatory approval of its products could materially adversely affect the Company's future results of operations. The Company believes that it takes between twelve and thirty months from the time that an ANDA is filed until its approval, although such time period has been longer in the past and may be longer in the future. The Company is dependent on the FDA approval process to introduce new products to the market. There can be no assurance as to when and if the Company will have new products to market, or that, if its products are approved, they can be successfully commercialized.

         GOVERNMENT REGULATION. All pharmaceutical manufacturers, including the Company, are subject to extensive regulation by the FDA and other federal and state agencies. The Company is subject to periodic inspection of its facilities and operations and testing of its products by the FDA. The FDA has extensive enforcement powers over pharmaceutical manufacturers, including the power to withhold or deny approvals of new products, suspend or withdraw prior product approvals, request the recall of existing products, seize products, delay or prevent product sales, enjoin production or shipping, and criminally prosecute companies and individuals for violations of laws and regulations. Current FDA procedures may delay initial product shipments. Any manufacturer failing to comply with FDA requirements may be unable to obtain approvals for the introduction of new products. In recent years, the ANDA filing procedure has become more rigorous, time consuming and costly. Further, the Company cannot predict the extent to which it may be affected by legislative and regulatory developments concerning its products, operations or the health care field generally. Regulatory compliance issues or regulatory changes affecting the Company's operations or the approval or shipment of products could have a material adverse effect upon the Company's business. See "Business - Government Regulation." Between July 1992 and December 1993, the Company was in the FDA's Validity Assessment Program and, as a result, during this period the Company could not file ANDAs and the FDA did not review ANDAs previously filed by the Company. The Company was released from this program in December 1993 and since then has received ANDA approvals for five additional products and a tentative approval for a sixth product.


         TENTATIVE APPROVAL OF CAPTOPRIL AND GENERAL AGREEMENT ON TARIFFS AND TRADE ("GATT") TREATY. The Company has been granted a tentative approval by the FDA of its ANDA for Captopril, the generic version of Capoten(Registered trademark). In order to market Captopril, the Company must receive final approval of its ANDA, which will not be granted until the expiration of patent protection for Capoten(Registered trademark) and is subject to the Company remaining in substantial compliance with current good manufacturing practices. While the Company believes it will receive final approval of its ANDA when patent protection for Capoten(Registered trademark) expires, there can be no assurance it will receive such approval.
For a discussion of the current status of the Company's ANDA for Captopril, see "Prospectus Summary - Recent Developments." There can be no assurance as to when the Company will be able to commence marketing this product.


         PENDING SEC INVESTIGATION. In February 1993, the Securities and Exchange Commission ("SEC") initiated a formal investigation into possible violations of Federal securities laws by the Company and certain of its officers and directors. The SEC investigation is focusing on the Company's public disclosure during the period between July 1991 and April 1992 regarding the status of the Company's ANDAs for Piroxicam and Minoxidil and on sales of securities during this period by certain persons, including Company executive officers and/or directors Patrick J. McEnany, Richard W. Gross, Rick A. Wilber, Abul Bhuiyan and Nilkanth Patel. The Company believes that the SEC's investigation is ongoing. No assurance can be given as to the outcome of the SEC's investigation or that such outcome will not have a material adverse effect upon the Company.

         NECESSITY OF ADDITIONAL CAPITAL. The amount of capital required by the Company at various times will depend, in part, on the timing of ANDA approvals and, accordingly, the timing of the Company's new product introductions, as well as the size of the market of each new product being launched. The Company may require additional capital in the future to finance its research and development, capital expenditues and working capital needs. Under its present business plan, the Company anticipates that its available cash will meet its capital requirements through March 31, 1996. While the Company believes that additional financing will be available, there can be no assurance that such financing will be secured. If the Company is unable to obtain such capital, it will likely be forced to reduce the level of its research and development efforts and to make other changes to its present business plan until such funding can be secured, which may have a material adverse effect on the Company.

         HEALTH CARE REFORM. There is significant political pressure to contain health care costs at the federal and state levels. The Clinton administration has previously proposed comprehensive legislation to reform the health care system. In addition, members of Congress have submitted several alternative plans for national health care reform. None of the proposals has been adopted. Members of the Clinton administration and Congress have expressed an interest in controlling the prices pharmaceutical companies charge for their products. It is uncertain what reforms, if any, will ultimately be enacted by the federal government or any state government. There can be no assurance that future government or private cost control initiatives or other changes in the health care market will not adversely affect the Company or its industry.

         COMPETITION. The drug industry is highly competitive and the Company experiences substantial competition in connection with the manufacture and sale of its generic pharmaceuticals. The Company competes with generic drug manufacturers, brand-name pharmaceutical companies that manufacture or market generic drugs, the original manufacturers of brand-name drugs that continue to produce such drugs after patent expirations or introduce generic versions of their branded products, and manufacturers of new drugs that may compete with the Company's generic drugs. Many competitors have a greater number of products on the market and have greater financial and other resources, allowing them to devote greater resources to research and development and marketing. Newly introduced generic products with limited or no other generic competition are typically sold at higher selling prices, often resulting in increased gross profit margins. As competition from other manufacturers intensifies, selling prices typically decline. As a result, the maintenance of profitable operations will be dependent, in part, on the Company's ability to maintain efficient production capabilities and to develop and introduce new products in a timely manner.

         DEPENDENCE ON PRINCIPAL CUSTOMERS. During 1994 and 1993, two customers accounted for approximately 24% and 27%, respectively, of the Company's net sales. Further, during 1994 and 1993, the Company's ten largest customers accounted for approximately 60% and 64%, respectively, of net sales. The loss of any one of these customers may have an adverse effect on the Company's operations.

         DEPENDENCE ON LIMITED NUMBER OF PRODUCTS. At present, the Company manufactures and markets 11 generic pharmaceutical products. During 1994, four of the Company's products each accounted for more than 10 percent of the Company's net sales (the largest of which accounted for approximately 22 percent of the Company's net sales) and together accounted for approximately 69 percent of the Company's net sales. Although the Company's strategy is to increase the number of products offered, a significant loss of sales of any of these products could have an adverse impact on the Company's results of operations. The Company believes that as new products are developed and approved, the Company's largest product and the Company's dependence thereon will vary from period to period.

         DEPENDENCE ON SUPPLIERS. Sources for materials used in the Company's products must be approved by the FDA, and only one source has been approved for the active ingredient used in all but three of the Company's products. Any interruption of materials from sole source suppliers or delays in FDA approval of new suppliers could have a material adverse effect on the Company's business. The Company intends to file supplements with the FDA for additional secondary sources in the future. There can be no assurance as to when and if these approvals will be received. The Company experienced raw material shortages during 1993 with respect to its largest product and, while such shortages were alleviated, there can be no assurance that they will not recur in the future.

         PRODUCT LIABILITY INSURANCE. Production and sale of pharmaceutical products involve an inherent risk of product liability claims and associated adverse publicity. Insurance coverage is expensive, difficult to obtain and may not be available in the future on acceptable terms or at all. Although the Company currently maintains liability insurance for all of its products in the amount of $3.0 million, there can be no assurance that coverage limits of the Company's insurance policies will be adequate. A claim brought against the Company, whether fully covered by insurance or not, could have a material adverse effect upon the Company.

         ATTRACTION AND RETENTION OF KEY PERSONNEL. The success of the Company's present and future operations will depend, to a large extent, upon the continued services of the Company's executive officers, including Patrick J. McEnany, its Chairman and President. The loss of the services of certain of the executive officers could have a material adverse effect on the Company. The Company's success is also dependant upon its ability to attract and retain other highly qualified scientific, managerial and manufacturing personnel. Competition for such personnel is intense. The Company competes with numerous pharmaceutical and health care companies, as well as with universities and nonprofit research organizations for such personnel. There can be no assurance that the Company will continue to be able to attract and retain qualified personnel.

         VOLATILITY OF STOCK MARKET. The market prices for securities of companies engaged primarily in the development, manufacture and marketing of pharmaceuticals has historically been volatile. The market price of the Common Stock has been volatile in the past and may be volatile in the future. Various factors may influence the market price of the Common Stock including fluctuations in the Company's operating results, the announcement of technological innovations or new commercial products by the Company or its competitors, governmental regulation, regulatory approvals, publicity regarding the status of the Company's product development efforts, political developments or proposed legislation in the health care industry, and other investment considerations.

         SHARES ELIGIBLE FOR FUTURE SALE. Substantially all of the outstanding Common Stock is available for sale in the public marketplace. There are also outstanding stock options and warrants to purchase an aggregate of 3,064,458 shares of Common Stock at various exercise prices per share. The Company has an effective registration statement on Form S-3 covering the public sale of, among other items, 2,000,000 shares of Common Stock issued by the Company in a private placement of the Common Stock completed during the third quarter of 1994. No prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time. The possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing market prices for the Common Stock, and could impair the Company's ability to raise capital through the sale of its equity securities.

                               MARKET INFORMATION

         The Common Stock is traded on the Nasdaq SmallCap Market under the symbol "RLAB." The following are the high and low bid quotations for the quarterly periods shown. Such prices represent quotes or prices between dealers in securities and do not include retail markup, markdown, or commission and may not necessarily represent actual transactions:


1993                                      HIGH             LOW
----                                      ----             ---
First Quarter                             $9.47           $5.63
Second Quarter                             7.13            5.34
Third Quarter                              7.03            5.25
Fourth Quarter                             7.50            3.94

1994
----
First Quarter                              8.00            6.13
Second Quarter                             6.13            3.00
Third Quarter                              4.75            2.75
Fourth Quarter                             5.43            3.50

1995
----
First Quarter                              8.81            4.50
Second Quarter                             8.06            5.38
Third Quarter (through August 15, 1995)    7.94            6.25


         On September 28, 1995, the average of the bid and ask prices of the Common Stock was $8.6875 per share. At September 28, 1995, there were approximately 10,598 holders of record of the Common Stock.


                                DIVIDEND POLICY

         The Company has never paid cash dividends on its Common Stock and has no present plans to do so in the foreseeable future. The Company's current policy is to retain all earnings, if any, for use in the operation of its business. The payment of future cash dividends, if any, will be at the discretion of the Board of Directors and will depend upon earnings, financial requirements of the Company and such other factors as the Board of Directors may deem relevant.

                                USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of the shares of Common Stock being offered by the Selling Shareholders. Any net proceeds received by the Company upon the exercise of the Warrants or the Placement Agent Warrant will be used for working capital. Pursuant to the terms of the Sales Agency Agreement between the Company and Gruntal, the Company will pay Gruntal 1.5% of the gross proceeds from the exercise of the Warrants.


         The Company received net proceeds of approximately $4,576,000 from the Private Placement, which is being used as follows: (i) approximately $1,300,000 for research and development; (ii) approximately $500,000 for capital expenditures; and (iii) approximately $2,776,000 for working capital.


                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company at June 30, 1995, and as adjusted for the sale of 833,333 shares of the Common Stock in the Private Placement and the application of the net proceeds therefrom.

                                                            JUNE 30, 1995
                                                   (IN THOUSANDS, EXCEPT SHARES)
                                                   -----------------------------
                                                   ACTUAL               ADJUSTED
                                                   ------               --------
Long Term Debt.................................     $156                   $156

Stockholders' Equity
Common Stock, $.005 par value
   35,000,000 shares authorized,
   issued and outstanding:
   (i) actual, 11,975,146 shares; (ii) as
   adjusted, 12,808,479 shares.................       60                     64
  Additional Paid in Capital...................   21,869                 26,441
  Accumulated Deficit..........................  (16,262)               (16,262)
  Less Treasury Stock, 2,500 shares, at cost...      (11)                   (11)
                                                  ------                 ------
Total Stockholders' Equity.....................    5,656                 10,232
                                                  ------                 ------
Total Capitalization...........................  $ 5,812                $10,388
                                                  ======                 ======


                          DESCRIPTION OF THE WARRANTS

         Each Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $6.50 per share. The following summary of certain provisions of the Warrant is not complete and is qualified in its entirety by reference to the form of Warrant, a copy of which is an exhibit to the Registration Statement (of which this Prospectus forms a part). The holder of each Warrant is entitled to certain registration rights.

         The Warrants may be exercised at any time until July 21, 1996. After the expiration date, warrant holders shall have no further rights. The Company will not issue fractional shares of Common Stock. In lieu of fractional shares of Common Stock, there will be paid to the holder of the Warrants at the time of the exercise, and upon payment of the exercise price, an amount per share equal to some fraction of the then current market price (as defined) of the shares of Common Stock. The warrant holders do not have any voting and any other rights as shareholders of the Company. The Warrants may not be redeemed by the Company.

         The exercise price and the number of shares of Common Stock purchasable upon the exercise of each Warrant are subject to increase or decrease upon the happening of certain corporate events. These events are (i) the issuance of a stock dividend or stock distribution to holders of the Common Stock or a combination, subdivision or reclassification of the Common Stock; or (ii) the issuance to all holders of the outstanding Common Stock, without charge to such holders, of rights or warrants (expiring within forty-five (45) days after the record date) for determining shareholders entitled to receive them to subscribe for or purchase Common Stock, or evidence of indebtedness or assets (excluding cash dividends or distributions payable out of consolidated earnings), or earned surplus or dividends payable in shares of Common Stock or rights or warrants. No adjustment in the exercise price will be required unless cumulative adjustments require an adjustment of at least $.05.

         Notwithstanding the foregoing, in case of any consolidation, merger or sale of all or substantially all of the property of the Company, the holder of each Warrant shall have the right, upon the subsequent exercise thereof, only to receive the kind and amount of shares and other securities and property (including cash) which such holder would have been entitled to receive by virtue of such transaction had the warrants been exercised immediately prior to such transaction.

                      DESCRIPTION OF SECURITIES REGISTERED

         The following description of the capital stock of the Company is subject to the Florida Business Corporation Act and the Company's Articles of Incorporation (the "Articles") and Bylaws. Copies of the Articles and Bylaws are exhibits to the Registration Statement (of which this Prospectus forms a part).

         The authorized capital stock of the Company consists of 200,000 shares of preferred stock, $.005 par value (the "Preferred Stock"), none of which is issued and outstanding, and 35,000,000 shares of Common Stock, $.005 par value. The holders of capital stock of the Company have no preemptive or other subscription rights.

COMMON STOCK

         Each outstanding share of Common Stock is fully paid and nonassessable. Holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. Upon the liquidation, dissolution, or winding up of the Company, the assets legally available for distribution to the shareholders will be distributable ratably among the holders of the Common Stock outstanding at the time, subject to the liquidation preferences, if any, on any outstanding shares of Preferred Stock.

         Holders of the shares of Common Stock have no conversion, subscription or preemptive rights, and the shares are not subject to redemption. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that may be issued in the future, including voting, dividend, and liquidation rights.

         Each stockholder is entitled to one vote for each share of Common Stock held by such stockholder. The holders of shares do not possess cumulative voting rights. Therefore, the holders of more than fifty percent of the outstanding shares voting for the election of directors could elect all of the directors who are standing for election at such time, and, in such event, the holders of the remaining shares would be unable to elect any of the Company's directors.

THE PRIVATE PLACEMENT

         On July 21, 1995, the Company completed the Private Placement. In the Private Placement, the Company sold 833,333 units of its securities at a purchase price of $6.00 per unit. Each unit is comprised of one share of Common Stock and a twelve-month warrant to purchase one share of Common Stock at an exercise price of $6.50 per share. The Company received aggregate net proceeds in the offering of approximately $4,576,000. Gruntal acted as the placement agent of the Private Placement. In connection with the Private Placement, Gruntal received a commission of seven percent of the gross proceeds of the Private Placement and the Company paid accountable expenses of $70,000 to Gruntal. Gruntal also received the Placement Agent Warrant. See "Placement Agent Warrant" below. The proceeds of the Private Placement are being used for research and development, capital expenditures and for working capital. See "Management's Discussion of Financial Condition and Results of Operations - Liquidity and Capital Resources."

         The 833,333 units were sold in a transaction exempt from registration under the Act by virtue of the exemption contained in Section 4(2) of the Act and Regulation D of the rules and regulations thereunder.

         This Registration Statement (of which this Prospectus forms a part) registers for sale the 833,333 shares of Common Stock and the 833,333 shares of Common Stock underlying the Warrants sold in the Private Placement. Additionally, this Registration Statement registers for sale the 83,333 shares of Common Stock underlying the Placement Agent Warrant. If this Registration Statement has not been declared effective by October 21, 1995, the Company will be obligated to issue to the investors in the Private Placement five-year warrants to purchase 41,667 shares of the Common Stock at an exercise price of $6.50 per share (and to register those shares in this Registration Statement).

PLACEMENT AGENT WARRANT

         On July 21, 1995, at the closing of the Private Placement, the Company issued to Gruntal as part of its compensation for its services, a warrant to purchase 83,333 shares of Common Stock at an exercise price equal to $6.00 per share exercisable until July 21, 1998 (the "Placement Agent Warrant"). The holder of the Placement Agent Warrant may pay the exercise price in cash. Alternately, the holder of the Placement Agent Warrant has the right at any time and from time to time to exercise the Placement Agent Warrant in whole or in part by surrendering the Placement Agent Warrant Certificate in exchange for the number of shares of Common Stock equal to (x) the number of shares as to which the Placement Agent Warrants are being exercised multiplied by (y) a fraction, the numerator of which is the Market Price (as defined in the Placement Agent Warrant) of the Common Stock at the date of exercise less the Exercise Price and the denominator of which is such Market Price.

         The exercise price and the number and kind of securities purchasable upon exercise is subject to adjustment upon the declaration of certain dividends and certain reclassifications, subdivisions and combinations of the Common Stock, certain issuances of Common Stock and rights to acquire Common Stock, and consolidations and mergers of the Company and sales or other transfers of all or substantially all of the Company's property. The shares of Common Stock issuable upon the exercise of the Placement Agent Warrants are being registered in the Registration Statement (of which this Prospectus forms a part).

REGISTRATION RIGHTS

         The Company is required to use its best efforts to maintain the effectiveness of the Registration Statement (of which this Prospectus forms a part) until July 21, 1997.

         At any time after April 21, 1996, if the Holders of more than a majority of the shares of Common Stock constituting the Shares, the shares of Common Stock underlying the Warrants and the shares of Common Stock underlying the Placement Agent Warrant, voting as a single class, select one or more underwriters for an offering of the Registered Securities, the Company shall enter into and perform its obligations under an underwriting agreement, in usual and customary form, including, without limitation, customary indemnification and contribution obligations, with the underwriters of such offering and make such representations and warranties with respect to the Registration Statement or post-effective amendment thereto, prospectus or amendment or supplement thereto, and documents incorporated by reference, if any, to the Holders and the underwriters, if any, of the Registered Securities in form, substance and scope as are customarily made by registrants in secondary offerings of common stock in transactions of that type. The Holders shall also enter into and perform their customary obligations under any such agreement, including without limitation, customary indemnification and contribution obligations.


DAVIS OPTIONS

         In October 1993, the Company and Davis settled a lawsuit pursuant to which the Company issued 6,882 shares of Common Stock and a three-year option to purchase 6,666 shares of Common Stock at an exercise price of $5.8125 per share.

CLASS ACTION SETTLEMENT WARRANTS

         During April and May 1992, shortly after the Company announced the receipt of a letter from the FDA regarding the non-approval of the Company's ANDA for Piroxicam, several lawsuits were filed by shareholders of the Company against the Company, certain of its officers and directors and two of the underwriters who participated in the Company's January 1992 public offering (collectively the "Defendants"). These cases were consolidated into one federal securities class action lawsuit, captioned IN RE: ROYCE LABORATORIES, INC. SECURITIES LITIGATION, U.S. District Court, Southern District of Florida. The complaint was subsequently amended (the "Amended Complaint") and purported to bring a securities class action against the Defendants on behalf of purchasers of the Common Stock between September 11, 1991 (when the Company announced it had received tentative approval of its ANDAs for Piroxicam) and July 8, 1992 (when the Company was placed in the FDA's Validity Assessment Program). The Amended Complaint alleged, among other things, that the Defendants misrepresented the Company's prospects for obtaining final approval from the FDA to manufacture and market Piroxicam.

         In September 1993, the Court approved an agreement settling the class action litigation without the Company admitting or denying any liability. Pursuant to the settlement agreement, the Company paid $850,000, which was funded by the Company's directors' and officers' liability insurance, and agreed to issue to the members of the class 250,000 shares of Common Stock and warrants to purchase 658,333 shares of Common Stock at an exercise price of $15.00 per share (the "Series F Warrants"). The shares of Common Stock and the Series F Warrants were distributed during the first quarter of 1995. The Series F Warrants are exercisable for five years from the date of their issuance, unless such period is extended by the Company. After the expiration date, Series F Warrantholders have no further rights.

         The Series F Warrants may be called at the sole option of the Company, upon thirty days prior written notice to the registered holders thereof, so long as the Common Stock trades above $18.00 per share for 20 consecutive trading days ending not more than 10 days prior to the date that the notice of redemption is given. Any such redemption shall be for all outstanding Series F Warrants. If the Company elects to redeem the Series F Warrants, then the Warrantholders shall have the right to exercise their options until the redemption date, and thereafter, the holders shall only be entitled to receive the redemption price therefor. Notice of redemption will be mailed to all Series F Warrantholders of record at least 30 days but not more than 60 days before the redemption date.

         The exercise price or the number of shares of Common Stock purchasable upon the exercise of each warrant are subject to increase or decrease upon the happening of certain corporate events for the purpose of preserving the value of the exercise privilege of the warrants. These events include (i) the issuance of a stock dividend or stock distribution to holders of Common Stock or combination, subdivision or reclassification of Common Stock; or (ii) the issuance to all holders of the outstanding Common Stock, without charge to such holders, of rights or warrants (expiring within forty-five (45) days after the record date) for determining shareholders entitled to receive them to subscribe for or purchase Common Stock, or evidence of indebtedness or assets (excluding cash dividends or distributions payable out of consolidated earnings), or earned surplus or dividends payable in shares of Common Stock or rights or warrants. No adjustment in the exercise price will be required unless cumulative adjustments require an adjustment of at least $.001.

         Notwithstanding the foregoing, in case of any consolidation, merger or sale of all or substantially all of the property of the Company, the holder of each warrant shall have the right, upon the subsequent exercise thereof, only to receive the kind and amount of shares and other securities and property (including cash) which such holder would have been entitled to receive by virtue of such transaction had the warrants been exercised immediately prior to such transaction.


TRANSFER AGENT

         The transfer agent for the Common Stock and the Warrant Agent for the Company's Series F Warrants is The Trust Company of New Jersey, 35 Journal Square, Jersey City, New Jersey 07306.

                              SELLING SHAREHOLDERS

         The following table lists the number of shares of Common Stock being registered in the Registration Statement (of which this Prospectus forms a part) on behalf of each of the Selling Shareholders listed below and the approximate percentage of the shares of Common Stock outstanding (assuming (i) that no outstanding options or warrants (except the Warrants and the Placement Agent Warrant) has been exercised). None of the Selling Shareholders other than Robert
E. Band, Steven Miller, Gregory Reed, Rick A. Wilber, Charles J. Simons and Henry S. Keel, Jr. (who are executive officers and/or directors of the Company) has had a material relationship with the Company or any of its affiliates within the past three years. Other than with respect to the Selling Shareholders who are executive officers, directors or beneficial owners of more than 5% of any class of the voting securities of the Company, the Company is not aware of the ownership of its securities by any of the Selling Shareholders.

                                          SHARES BENEFICIALLY                               SHARES BENEFICIALLY
NAME                                     OWNED BEFORE OFFERING         SHARES OFFERED       OWNED AFTER OFFERING
----                                     ---------------------         --------------       --------------------
                                         NUMBER        PERCENT                              NUMBER       PERCENT
                                         ------        -------                              ------       -------
Robert M. Adams                           40,000            *              40,000                -           -


C. Clarke Ambrose Trust,                  20,000            *              20,000                -           -
  dated April 17, 1992

C. Clark Ambrose                         333,334          2.6             333,334                -           -


Joan J. Ambrose                           20,000            *              20,000                -           -

Stephens Ambrose                          20,000            *              20,000                -           -

Avalon Group, Ltd. Defined
  Benefit Trust                            5,000            *               5,000                -           -

Perry H. Bacon                            45,000            *              45,000                -           -

John S. Bai                                  400            *                 400                -           -


Marcia Band(1)                             5,000            *               5,000                -           -

Robert E. Band(1)                         18,333            *               5,000           13,333           *


Edward Bao & Marta
  Bao, JTWROS                             10,000            *              10,000                -           -

Elaine M. Berson                           2,000            *               2,000                -           -

Marc M. Berson                             4,000            *               4,000                -           -

Richard Binder                            16,666            *              16,666                -           -

Peter Bisson & Fay Lambros
  Bisson, JTWROS                          10,000            *              10,000                -           -

                                      -19-

                                          SHARES BENEFICIALLY                               SHARES BENEFICIALLY
NAME                                     OWNED BEFORE OFFERING         SHARES OFFERED       OWNED AFTER OFFERING
----                                     ---------------------         --------------       --------------------
                                         NUMBER        PERCENT                              NUMBER       PERCENT
                                         ------        -------                              ------       -------
Allen L. Boorstein                        10,000            *              10,000                -           -

Ronald A. Cass                             2,000            *               2,000                -           -

Chinook Equities                          20,000            *              20,000                -           -

Coastal Surgical Assn. PA
  Profit Sharing Trust                    24,000            *              24,000                -           -

Lorelei Cole                               8,332            *               8,332                -           -

Loren Comitor                              2,000            *               2,000                -           -

Commercial Reserve Corp.                  10,000            *              10,000                -           -


Sheldon Davis Associates, Inc.(2)         13,548            *              13,548                -           -


Drobny/Fischer                            56,666            *              56,666                -           -

Elegant Solutions for
  Business, Inc.                           8,334            *               8,334                -           -

Nan Mar Elia                              20,000            *              20,000                -           -

Robert M. Fomon                            8,000            *               8,000                -           -

James C. Gale, Trustee for
  Ariana J. Gale                          30,000            *              30,000                -           -

Michael Gironta                           12,000            *              12,000                -           -

Gerald L. Gitner                           5,000            *               5,000                -           -

John D. Goldberg                           8,334            *               8,334                -           -

Sharon D. Gonsky D/B/A
  SDG Associates                          20,000            *              20,000                -           -

Richard E. Goulding                        8,334            *               8,334                -           -

Charles L. Greenberg &
  Donna Greenberg, JTWROS                 20,000            *              20,000                -           -


Gruntal & Co., Incorporated(3)            83,333            *              83,333                -           -


                                      -20-

                                          SHARES BENEFICIALLY                               SHARES BENEFICIALLY
NAME                                     OWNED BEFORE OFFERING         SHARES OFFERED       OWNED AFTER OFFERING
----                                     ---------------------         --------------       --------------------
                                         NUMBER        PERCENT                              NUMBER       PERCENT
                                         ------        -------                              ------       -------
Lionel Gary Hest & Amy
  Hest, JTWROS                            12,000            *              12,000                -           -

C. Bradford Jeffries                      14,000            *              14,000                -           -


Henry Keel(1)                             97,914            *              20,000           77,914           *


Daniel Kleinberg & Elaine
  Kleinberg, JTWROS                        4,000            *               4,000                -           -

Frank Bowman Krimmel II                   20,000            *              20,000                -           -

John Latshaw Trust                        30,000            *              30,000                -           -

Laurinberg Radiology PA
  Profit Sharing Plan                     80,000            *              80,000                -           -

Steven J. Levinson                        14,000            *              14,000                -           -

Arthur Liss                                8,332            *               8,332                -           -

William J. McCluskey                       3,000            *               3,000                -           -

Bill F. McConnell                          8,334            *               8,334                -           -

McEnany Roofing, Inc.                      5,000            *               5,000                -           -

Michael Miller                            10,000            *              10,000                -           -


Steven R. Miller and
  Roxanne G. Miller,
  JTWROS(1)                               30,700            *              10,000           20,700           *


Richard Moccia                            10,000            *              10,000                -           -

Ronda Morganstein                          4,000            *               4,000                -           -

Sy Nagorsky                                3,334            *               3,334                -           -

Bernabe Palomares MD IRA                  80,000            *              80,000                -           -

Prins Family Limited
  Partnership                             18,000            *              18,000                -           -

Proper Service Retirement
  Plan                                     8,332            *               8,332                -           -

                                      -21-

                                          SHARES BENEFICIALLY                               SHARES BENEFICIALLY
NAME                                     OWNED BEFORE OFFERING         SHARES OFFERED       OWNED AFTER OFFERING
----                                     ---------------------         --------------       --------------------
                                         NUMBER        PERCENT                              NUMBER       PERCENT
                                         ------        -------                              ------       -------
Robert Pumphrey, Jr. Profit
  Sharing Plan                            80,000            *              80,000                -           -


Gregory Reed and Joan
  Reed, JTWROS(1)                         67,837            *               6,666           61,171           -


Barry Richter                             10,000            *              10,000                -           -

Robinson-Sommer-Brand,
  MDs, P.A. Profit
  Sharing Plan F/B/O
  David A. Sommer                          5,000            *               5,000                -           -

Gregg Rosenberg                           15,000            *              15,000                -           -

Stacey Rosenberg                          15,000            *              15,000                -           -


Martin E. Rosenfeld and
  Neil Rosenfeld, JTWROS                  10,000            *              10,000                -           -


Joseph A. Rosin                            8,334            *               8,334                -           -

Joseph A. Russo                            1,600            *               1,600                -           -

Robert Sablowsky                          10,000            *              10,000                -           -

David Saks & Caroll
  Saks, JTWROS                            10,000            *              10,000                -           -

Stewart A. Shiman                         50,000            *              50,000                -           -

Howard Silverman and
  Phyllis Silverman,
  JTWROS                                  15,000            *              15,000                -           -


Charles J. Simons Revocable
  Trust(1)                                41,998            *              12,000           29,998           *


Howard "Buzz" Simons, Arie
  Simons and Corey Simons,
  JTWROS                                  16,666            *              16,666                -           -

George Skakel                             20,000            *              20,000                -           -

David B. Smith                             6,668            *               6,668                -           -

                                      -22-

                                          SHARES BENEFICIALLY                               SHARES BENEFICIALLY
NAME                                     OWNED BEFORE OFFERING         SHARES OFFERED       OWNED AFTER OFFERING
----                                     ---------------------         --------------       --------------------
                                         NUMBER        PERCENT                              NUMBER       PERCENT
                                         ------        -------                              ------       -------
Southern Medical Associates PA
  Balanced Profit Sharing Plan            23,000            *              23,000                -           -

Superpharm Corporation                    20,000            *              20,000                -           -

James Thomas, Sr. MD IRA                  82,000            *              82,000                -           -

Joan Wainberg                              2,000            *               2,000                -           -

Stuart Wainberg                            7,000            *               7,000                -           -

Jack Weinstein                            30,000            *              30,000                -           -

Robert Weinstein                           6,000            *               6,000                -           -


Rick A. Wilber(1)                        211,497          1.7              10,000          201,497         1.6

Linda Zankl(1)                            13,000            *              13,000                -           -


Seymour Zwickler,
IRA                                       10,000            *              10,000                -           -
                                                                           ------

                                                                        1,763,547(4)
                                                                        =========



----------------------
*    Less than 1%

(1) Messrs. Keel, Reed, Simons and Wilber are directors of the Company. Ms. Zankl is the wife of Patrick J. McEnany, the Chairman and Chief Executive Officer of the Company (Mr. McEnany disclaims beneficial ownership over the shares of Common Stock owned by his wife). Ms. Band is the mother of Robert
     E. Band, Vice President-Finance and Chief Financial Officer of the Company (Mr. Band disclaims beneficial ownership over the shares of Common Stock owned by his mother). Mr. Miller is an executive officer of the Company.

(2) Composed of the Davis Shares and the Davis Options. For a description of the Davis Options, see "Description of Securities Registered - Davis Options."

(3) For a description of the Placement Agent Warrant, see "Description of Securities Registered - Placement Agent Warrant."

(4) Includes the Shares, the Davis Shares, the shares of Common Stock underlying the Warrants, the shares of Common Stock underlying the Placement Agent Warrant and the shares of Common Stock underlying the Davis Options.


                                      -23-

                              PLAN OF DISTRIBUTION

         The distribution of the shares of Common Stock by the Selling Shareholders may be effected from time to time in one or more transactions (which may involve block transactions) in the over-the-counter market or on NASDAQ (or any exchange on which the Common Stock may then be listed) in negotiated transactions, through the writing of options (whether such options are listed on an options exchange or otherwise), or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling shares to or through broker-dealers, and such broker-dealer may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or purchasers of shares for whom they may act as agent. The Selling Shareholders may also sell such shares pursuant to Rule 144 promulgated under the Act, or may pledge shares as collateral for margin accounts and such shares could be resold pursuant to the terms of such accounts. The Selling Shareholders and any broker-dealers that act in connection with the sale of the Common Stock might be deemed to be "underwriters" within the meaning of Section 2(11) of the Act and any commission received by them and any profit on the resale of the shares of Common Stock as principal might be deemed to be underwriting discounts and commissions under the Act. The Selling Shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Common Stock against certain liabilities, including liabilities arising under the Act.

         Because the Selling Shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Act, the Selling Shareholders will be subject to prospectus delivery requirements under the Act. Furthermore, in the event of a "distribution" of the shares, such Selling Shareholders, any selling broker or dealer and any "affiliated purchasers" may be subject to Rule 10b-6 under the Exchange Act, which Rule would prohibit, with certain exceptions, any such person from bidding for or purchasing any security which is the subject of such distribution until his participation in that distribution is completed. In addition, Rule 10b-7 under the Exchange Act prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of Common Stock in connection with this offering.

         In order to comply with certain state securities laws, if applicable, the Common Stock will not be sold in a particular state unless such securities have been registered or qualified for sale in such state or any exemption from registration or qualification is available and complied with.

         The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders. The proceeds, if any, from the exercise of the Warrants and the Placement Agent Warrant will be received by the Company; no brokerage commissions or discounts will be paid in connection therewith.

                                    EXPERTS

         The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1994, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

         Broad and Cassel, Miami, Florida, has acted as counsel to the Company in connection with the Registration Statement and has rendered an opinion as to the validity of the shares of Common Stock offered hereby.

================================================================================
         NO DEALER, SALESMAN, OR ANY OTHER PERSON HAS BEEN AUTHORIZED BY THE COMPANY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SALE WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE ANY OF THE DATES AS OF WHICH INFORMATION IS FURNISHED OR SINCE THE DATE OF THIS PROSPECTUS.


                          ----------------------------


                               TABLE OF CONTENTS
                               -----------------
                                                                        PAGE
                                                                        ----

Available Information.................................................... 3
Incorporation of Certain Documents by Reference.......................... 3
Prospectus Summary....................................................... 4
Risk Factors............................................................. 9
Market Information.......................................................13
Dividend Policy..........................................................13
Use of Proceeds..........................................................14
Capitalization...........................................................14
Description of the Warrants..............................................15
Description of Securities Registered.....................................15
Selling Shareholders.....................................................19
Plan of Distribution.....................................................24
Experts..................................................................24
Legal Matters............................................................24



                                1,763,547 SHARES



                            ROYCE LABORATORIES, INC.


                                  Common Stock
                          (PAR VALUE $.005 PER SHARE)



                                 -------------

                                   PROSPECTUS

                                 -------------




                                October __, 1995



================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the estimated expenses to be incurred in connection with the Offering:

                                                                      AMOUNT*
                                                                      -------
        SEC Registration Fee.....................................   $4,230.99
        Printing and Engraving ..................................    1,000.00
        Legal Fees and Expenses..................................   20,000.00
        Accounting Fees and Expenses.............................    5,000.00
        Blue Sky Fees and Expenses...............................   10,000.00
        Miscellaneous............................................    1,000.00
                                                                     --------
          Total..................................................  $41,230.99
                                                                    =========

--------------------
* Estimated, except SEC Registration Fee.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As authorized by Section 607.0831 of the Florida Business Corporations Act, directors and officers of the Company are indemnified against liability under certain circumstances. Reference is made to Article XI of the Company's Articles of Incorporation, as amended, and to "Description of Securities."

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

   (A) EXHIBITS

       3.1 Articles of Incorporation, as amended (incorporated by reference from Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1992 (the "Form 10-K").

       3.2 Certificate of Merger between Auntel Capital, Inc. and Auntel Acquisition Corp. (incorporated by reference from Exhibit 3.2 to the Form 10-K).

       3.3 Restated and Amended By-laws (incorporated by reference from the Forms 10-K for the fiscal years ended December 31, 1987 and 1989, respectively).

       3.4 Articles of Amendment to Articles of Incorporation (incorporated by reference from the Form 10-Q for the quarter ended June 30,
                1995).

       4.1 Specimen Certificate of Common Stock (incorporated by reference from Exhibit 4.1 to the Form 10-K).

                            ROYCE LABORATORIES, INC.

       4.2 Specimen Warrant Certificate for the Series F Warrants (incorporated by reference from Exhibit 4.2 to the Company's Registration Statement on Form S-1, SEC file no. 33-72276).

       4.3 Form of Warrant Agreement for the Series F Warrants (incorporated by reference from Exhibit 4.3 to the Company's Registration Statement on Form S-2, SEC file no. 33-72276).

       4.4      Form of Warrant issued in the Private Placement*.

       5.1      Opinion of Broad and Cassel*

       10.1 Lease Agreement (incorporated by reference from Exhibit 10.1 to the Form 10-K).

       10.2 Royce Laboratories, Inc. Nonqualified Stock Option Plan, as amended through December 23, 1987 (incorporated by reference to Exhibit 10.2 to Registrant's Form 10-K for the fiscal year ended December 31, 1989).

       10.3 Employment Agreement between Abul K. Bhuiyan and Registrant (incorporated by reference from Exhibit 10.3 to the Company's Registration Statement on Form S-2, SEC file no. 33-72276).

       10.4 Stock Option Agreement between Registrant and Goldline Laboratories, Inc. (incorporated by reference from Exhibit 10.5 to the Form 10-K.)

       10.5 Form of License Agreement between Registrant and Royce Research and Development Limited Partnership I (incorporated by reference from Exhibit 10.6 to the Form 10-K).

       10.6 Form of Partnership Agreement of Royce Research and Development Limited Partnership I (incorporated by reference from Exhibit
                10.7 to the Form 10-K).

       10.7 Employment Agreement between Patrick J. McEnany and Registrant dated as of January 1, 1994 (incorporated by reference from Exhibit 10.8 to the Form 10-K).

       10.9     1992 Stock Option Agreement (incorporated by reference from
                Exhibit 10.9 to the Company's Registration Statement on Form S-2, SEC file no. 33-72276).

       10.10 1995 Stock Option Agreement (incorporated by reference from the Company's 1995 Proxy Statement, dated June 7, 1995).

       10.11 Employment Agreement between Loren Gelber and Registrant (incorporated by reference from Exhibit 10.10 to the Company's Registration Statement on Form S-3, SEC File No. 33-84620).

       10.12    Form of Subscription Agreement used in the Private Placement.*

       10.13 Placement Agent Warrant issued to Gruntal & Co., Incorporated in connection with the Private Placement.*

                            ROYCE LABORATORIES, INC.

       10.14 Form of Sales Agency Agreement between the Company and Gruntal & Co., Incorporated.*

       21.1 List of Subsidiaries of Registrant (incorporated by reference from Exhibit 22.1 to the Form 10-K).

       23.1     Consent of Broad and Cassel (included as part of Exhibit 5.1).


       23.2 Consent of Price Waterhouse LLP, independent certified public accountants.**

--------------------
 * Previously filed.
** Filed herewith.

                            ROYCE LABORATORIES, INC.

   (b) Financial Statement Schedules (incorporated by reference to Item 14 of the Form 10-K.) (Item 14(a)(2) of the Company's Report on Form 10-K of the fiscal year ended December 31, 1994):

       27.1 Schedule VIII - Valuation and Qualifying Accounts and Reserves

ITEM 17. UNDERTAKING.

(A) The Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any additional or changed material information with respect to the plan of distribution.

    (2) For the purposes of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (5) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plans' annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                            ROYCE LABORATORIES, INC.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, Royce Laboratories, Inc. hereby certifies that it has reasonable grounds to believe that it meets all of the requirements of Form S-3 and has duly caused this Amendment No. 1 to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, Florida on the 10th day of October, 1995.


                                   ROYCE LABORATORIES, INC.


                                   By:       /s/ PATRICK J. McENANY
                                      ------------------------------------------
                                          Patrick J. McEnany, President



     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

     SIGNATURE                          TITLE                         DATE
     ---------                          -----                         ----


/s/ PATRICK J. McENANY    Chairman of the Board, President,    October 10, 1995
----------------------     Chief Executive and Operations
  Patrick J. McEnany                  Officer


                               Secretary-Treasurer and         October   , 1995
----------------------                Director
  Richard W. Gross


/s/ HENRY S. KEEL, JR.*               Director                 October 10, 1995
----------------------
  Henry S. Keel, Jr.


/s/ GREGORY REED*                     Director                 October 10, 1995
----------------------
  Gregory Reed


/s/ RICK A. WILBER*                   Director                 October 10, 1995
----------------------
  Rick A. Wilber


/s/ HUBERT E. HUCKEL*                 Director                 October 10, 1995
----------------------
  Hubert E. Huckel

     SIGNATURE                          TITLE                         DATE
     ---------                          -----                         ----
/s/ OGDEN R. REID*                    Director                 October 10, 1995
----------------------
  Ogden R. Reid


/s/ DAVID COHEN*                      Director                 October 10, 1995
----------------------
  David Cohen


/s/ CHARLES J. SIMONS*                Director                 October 10, 1995
----------------------
  Charles J. Simons


/s/ ROBERT E. BAND*         Vice President - Finance and       October 10, 1995
----------------------        Chief Financial Officer
  Robert E. Band

____________________________

* Executed by Patrick J. McEnany, pursuant to Power of Attorney, dated August 16, 1995.